CAPVIEW RESIDENTIAL INCOME – FUND VII, LP

6119A Greenville Avenue, Suite 434

Dallas, Texas 75206

FORM 1-A WITHDRAWAL REQUEST

December 10, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	Withdrawal of Offering Statement on Form 1-A (File No. 024-11443)

To Whom It May Concern:

Pursuant to Rule 259 of Regulation A promulgated under to the Securities Act of 1933, as amended (the “Securities Act”), Capview Residential Income Fund VII, LP (the “Partnership”) respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-11443), together with all amendments and exhibits thereto (collectively, the “Offering Statement”), first filed with the Securities and Exchange Commission (the “Commission”) on February 8, 2021. The Offering Statement relates to an offering of the Partnership’s units of limited partnership interest pursuant to Regulation A of the Securities Act.

The Partnership respectfully requests the consent of the Commission to withdraw its Offering Statement. The Partnership now intends to offer its units of limited partnership interests only to “accredited investors” (as defined in Section 501 of Regulation D promulgated under the Securities Act) and believes a private offering exempt from the registration requirements of the Securities Act pursuant to Rule 506 of Regulation D is a more appropriate offering structure than an offering pursuant to Regulation A.

Accordingly, the Partnership respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Sincerely,

/s/ John Hammill
John Hammill
Chief Executive Officer of
Capview Residential Income – Fund VII, LP

cc: Julie Smith, Hallett & Perrin, P.C.